A subsidiary of Bank of America Corporation	Merrill Lynch Alternative Investments Fund Administration 1200 Merrill Lynch Drive Pennington, NJ 08534

December 26, 2013

Mr. Duc Dang
Special Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML BlueTrend FuturesAccess LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 27, 2013
File No. 000-53794

Dear Mr. Dang:

Merrill Lynch Alternative Investments LLC (“MLAI” or  “Sponsor”), the manager of ML BlueTrend FuturesAccess LLC (the “Fund”), thanks you for your letter of December 11, 2013, providing comments to the above referenced filing.  On behalf of the Fund, MLAI has reviewed the comments and has provided the responses below.  For your convenience, we have included each comment below in bold with the corresponding response.

General

1.
We note your disclosure that the Fund may invest in futures, forward contracts, swaps and option contracts.  In future Exchange Act periodic reports, please disclose the amount in each type of investment.

With regard to allocations among various types of investments, the Fund will include disclosure similar to the following in future Forms 10-K and Forms 10-Q: “As of the [year-end date] [quarter-end date] the Fund employed $[__________] as initial margin to support futures positions and $[_________] as collateral supporting its forward positions, representing approximately [__]% and [__]%, respectively, of the Fund’s total assets as of such date.”

The Fund does not believe that quantifying the amount or percentage of futures contracts, forward contracts, swaps, options or other types of instruments is required by Regulation S-K.

Charges, Page 7

2.	Please tell us why you do not include brokerage commissions with the other charges disclosed in this section.

Please note the following disclosure that appears immediately after the “Charges" table in the Form 10-K.  We underline reference to “brokerage commissions.”

“The foregoing table does not reflect:  (i) the bid-ask spreads paid by the Fund on its forward trading, (ii) brokerage commissions, (iii) the benefits which may be derived by BAC from the deposit of certain of the Fund’s U.S. dollar assets maintained at MLPF&S, or (iv) sales commissions payable in connection with the sales of Class A, Class D and Class I Units of the Fund.  Bid-ask spreads and brokerage commissions are components of the trading profit or loss of the Fund rather than a distinct expense item separable from the Fund’s trading; they are netted against realized and unrealized trading gains or losses in determining trading profit or loss.”

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbra E. Kocsis

Barbra E. Kocsis Chief Financial Officer Merrill Lynch Alternative Investments LLC Manager of ML BlueTrend FuturesAccess LLC

cc:	Mark Borrelli